FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of January 2012
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562-9700
Fax   +27 11 562-9838
www.goldfields.co.za

UPDATE FOR FINANCIAL YEAR ENDED DECEMBER 2011 AND Q4 2011

Johannesburg, 18 January 2012: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) has announced that attributable Group production for the financial year ended December 2011 (FY 2011) is expected to be 3.49 million gold equivalent ounces.

Total cash cost for FY 2011 is expected to be approximately US$800/oz (R185,000/kg) and notional cash expenditure (NCE) approximately US$1,180/oz (R275,000/kg), both of which are lower than the guidance given on 10 November 2011 for total cash costs of US$810/oz (R187,000/kg) and NCE of US$1,200/oz (R277,000/kg).

Group attributable production for the December quarter (Q4 2011) is expected to be 883,000 gold equivalent ounces, which is 1.9% lower than the previous quarter (Q3 2011: 900,000 gold equivalent ounces). The lower production for Q4 2011 is as a result of production disruptions in Ghana due to power outages and a slower milling rate at Tarkwa, due to harder material associated with a change in the blend of material fed to the plant. In the South Africa region production was impacted by stop and fix interventions at Beatrix and a lower underground grade at South Deep due to changes in the mining mix needed to increase flexibility. Gold equivalent production at Cerro Corona, in Peru, was adversely impacted by the lower copper price relative to the gold price in Q4 2011.

Costs during the quarter were well contained with total cash cost expected to be approximately US$770/oz (R200,000/kg) and NCE approximately US$1,210/oz (R315,000/kg).

Gold Fields' quarterly results as well as results for the financial year ended December 2011 will be released on Friday, 17 February 2012.

ends

Enquiries

Investor Enquiries

Zakira Amra
Tel   +27 11 562-9775
Mobile +27 79 694-0267
email Zakira.Amra@
       goldfields.co.za

Willie Jacobsz
Tel   +1 508 839-1188
Mobile   +1 857 241-7127
email   Willie.Jacobsz@
          gfexpl.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562-9763
Mobile   +27 83 260-9279
email   Sven.Lunsche@
          goldfields.co.za

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[≠],
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 18 January 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs